SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-24684

NOTIFICATION OF LATE FILING

(Check One):	☐ 10-K	☐ 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:  March 31, 2008

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

PART I

REGISTRANT INFORMATION

ADUDDELL INDUSTRIES, INC.
Full name of registrant

Former name if applicable

14220 S. MERIDIAN AVENUE
Address of principal executive office (Street and number)

Oklahoma City, Oklahoma 73173
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Aduddell Industries, Inc. (the “Company”) announced the resignation of its interim CFO on March 27, 2008. The resultant reallocation of manpower and resources has delayed the production of the Form 10-Q. Furthermore, the Company utilizes decentralized accounting for the operations of several of the subsidiaries in the consolidated group. It needed more time to accurately prepare the consolidated financial statements to reflect the operations of the subsidiaries.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Tim Aduddell, President, Chief Executive Officer and Interim Chief Financial Officer	405	810-2969
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          ☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

ADUDDELL INDUSTRIES, INC. has authorized this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADUDDELL INDUSTRIES, INC. (Registrant)

Date: May 16, 2008	By:	/s/Tim Aduddell
Tim Aduddell President, Chief Executive Officer and Interim Chief Financial Officer

4